SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 20, 2006

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: December 20, 2006

Print the name and title of the signing officer under his signature.
--------------------------

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com	TSX: GBG AMEX: GBN JSE: GB Gold

GREAT BASIN INVESTS IN AIM-LISTED KRYSO RESOURCES,
GAINS ENTRY INTO PROSPECTIVE TERRANE IN CENTRAL ASIA

December 20, 2006 - Great Basin Gold Ltd. ("Great Basin or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has signed an agreement to acquire an initial 15% equity interest in Kryso Resources plc ("Kryso"), an AIM listed company with properties in Tajikistan. Pursuant to the agreement, GBG will purchase 10,000,000 Kryso ordinary (or common) shares at 10 pence (CDN$0.21) per share for the initial 15% interest, and Kryso will issue 5,000,000 warrants to Great Basin exercisable at a price of 15 pence (CDN$0.31) each into a common share of Kryso over two years. Based on Kryso's current fully diluted shares outstanding and if the warrants are exercised in full, Great Basin would have a 21% interest in Kryso. The common shares issued have a 12-month holding period. The exercise of the warrants will require the prior approval by the Kryso shareholders, which Kryso has agreed to use its best efforts to obtain at the next shareholders' meeting. As well, Great Basin has secured an up to five year pre-emptive right to maintain its percentage equity position in respect of future Kryso share allotments, which right needs to be exercised to be retained. Great Basin would also have the right to appoint one director to Kryso's Board of Directors and a technical advisor to the management team.

Kryso's primary asset is the Pakrut gold project in Tajikistan, which has an exploration license and mineral resources established under the Russian classification system. Kryso currently has three company-owned diamond drill rigs working the deposit, mainly from an underground adit. Preliminary work indicates that the resources are potentially extractable using a combination of open pit mining and underground mining.

Soviet-era ("SE") geologists estimated a mineral resource for the Pakrut project (tabulated below) based on surface trenching, 4,800 meters of drilling in 23 drill holes and underground sampling from 3,030 meters of crosscuts and drifts completed to April 1980.

Pakrut Project Historical Resource Estimate
Classification	Tonnes	Grade (g/t)	Contained Ounces
C 2 (close to "Indicated")	5,070,000	3.84	626,000
P 1 (close to "Inferred")	3,500,000	3.6	407,000

A specific gravity value of 2.67 g/cm3 was used as derived from 48 laboratory determinations, a 1 g/t gold cut off was utilised, polygonal blocks were created and measured with a planimeter, and a minimum thickness of 1 meter was required to be part of the resource or the product of the grade in grams per tonne and the thickness in meters had to be greater than 1. Grade distributions were calculated using the Kogan Inverse Distance (1974) methodology. Drill spacing varies from 25-50 meters for underground holes to 100 meters for surface holes. Trench spacing varies from less then 25 meters to 50 meters. Channel samples taken in underground workings were spaced approximately every 25 meters.

Although considered relevant, the reader is cautioned that the SE resource estimates are historical in nature, does not comply with the guidelines of 43-101 and should not be relied upon. Further, the estimate has not been verified by the Company's qualified person.

Preliminary and unverified results from metallurgical sampling completed from 1975 to 1977 indicated robust recoveries utilizing a standard -0.5 mm grind (500 microns). In 1975, six samples weighing from 15 to 20 kg were sent to the Technological Laboratory of Tajikgeology in Dushanbe for gravity separation, cyanidation and floatation testing. In 1976, a further 600 tonnes of material was sent to the same laboratory for verification and continued testing. In 1977, two bulk samples were sent to the Ingichinsckoy Pilot-Methodical Laboratory at Samarkandgeology in Uzbekistan. These samples were 68 tonnes and 3.1 tonnes, respectively. Overall, gold recoveries ranged from 44.37% to 98% using a gravity table, floatation recovered 19.89% to 91.8% of the gold, and cyanidation alone recovered up to 86% of contained gold. A combination of gravity and cyanidation gave the best gold recoveries of up to 99.28%.

Although this testing shows promising recoveries, additional work will need to be completed in order to verify these early reports. A feasibility study is planned for completion in the third quarter of 2007.

Currently, there is a drill program underway, designed to test, verify and increase the confidence in the mineral resource and a new resource estimate is planned utilising JORC classification standards. The program is expected to be completed in February 2007.

Kryso has completed 55 diamond drill holes at Pakrut during the current program; assays for 25 of the holes have been reported to the AIM exchange and are listed below (12 April, 2006 Drilling Report; 25 September, 2006 Drilling Report):

Drill Hole #	Length of Hole (m)	From (m)	To (m)	Width (m)	Grade (g/t)
PHDD-1	52.8	0.00	52.80	52.80	1.99
Incl.		6.80	18.00	11.20	4.81
PKDD-2	108.5	27.40	103.50	76.10	0.90
Incl.		48.00	63.00	15.00	1.53
		69.00	85.00	16.00	1.35
PKDD-3	137.50	23.50	39.10	15.60	1.67
Incl.		31.00	39.10	8.10	2.83
		86.50	104.50	18.00	1.25
Incl.		92.10	98.50	6.40	1.76
PKDD-4	80.50	29.50	34.00	4.50	2.55
Incl.		29.50	32.50	3.00	3.60
		62.50	71.00	8.50	3.24
Incl.		64.00	68.50	4.50	5.83
PKDD-5	100.00	28.00	40.00	12.00	1.27
Incl.		37.00	40.00	3.00	3.62
PKDD-6	85.00	43.00	46.00	3.00	1.02
		54.00	61.80	7.80	6.46
Incl.		59.00	61.80	2.80	15.42
PKDD-7	85.00	61.00	62.00	1.00	3.76
		77.00	79.00	2.00	1.96
PKDD-8	89.00	12.00	13.00	1.00	5.63
		36.00	37.00	1.00	2.20
PKDD-9	69.00	52.50	69.00	16.50	0.96
Incl.		56.50	60.00	3.50	1.14
		63.00	69.00	6.00	1.57
PKDD-10	82.00	34.00	38.00	4.00	1.99
PKDD-11	71.50	45.00	65.00	20.00	2.65
Incl.		45.00	55.00	10.00	4.40
Incl.		50.50	55.00	4.50	7.12
PKDD-12	62.50	18.00	21.00	3.00	5.81
Incl.		18.00	20.00	2.00	8.38
PKDD-13	100.00	15.00	16.00	1.00	4.46
		23.00	26.00	3.00	0.95
		38.00	47.00	9.00	3.78
Incl.		43.00	46.00	3.00	10.03
PKDD-14	161.50	53.50	57.00	3.50	1.18
		95.00	99.00	4.00	1.03
		104.00	107.00	3.00	0.74
		116.00	118.00	2.00	9.74
		126.00	128.00	2.00	3.14

Drill Hole #	Length of Hole (m)	From (m)	To (m)	Width (m)	Grade (g/t)
PKDD-15	101.50	33.00	34.00	1.00	3.50
		40.00	67.00	27.00	1.84
Incl.		43.00	57.00	14.00	2.70
PKDD-16	121.00	47.00	58.00	11.00	1.45
Incl.		51.00	54.00	3.00	2.97
		65.00	75.00	10.00	2.44
Incl.		67.00	75.00	8.00	2.87
		101.50	107.50	6.00	1.07
PKDD-17	167.50	65.00	78.00	13.00	2.05
Incl.		69.00	73.50	4.50	4.06
		89.00	99.00	10.00	1.56
		114.00	119.00	5.00	7.02
		122.00	130.00	8.00	1.08
		149.50	167.50	18.00	0.85
PKDD-18	267.00	72.00	74.00	2.00	1.24
		94.00	97.00	3.00	22.01
		110.00	125.00	15.00	0.86
		138.00	145.00	7.00	1.25
PKDD-19	164.50	56.00	110.00	54.00	2.06
		82.00	99.00	17.00	4.68
		117.00	120.00	3.00	0.57
PKDD-20	148.00	32.00	35.00	3.00	0.97
		40.00	42.00	2.00	3.25
		51.00	54.00	3.00	0.58
		57.00	69.00	12.00	2.64
Incl.		63.00	69.00	6.00	4.30
		83.00	105.00	22.00	1.30
Incl.		85.00	99.00	14.00	1.61
PKDD-21	173.50	73.00	79.00	6.00	3.43
Incl.		73.00	76.00	3.00	6.02
		85.00	126.00	41.00	2.43
Incl.		86.00	112.00	26.00	3.23
		139.00	143.00	4.00	1.24
PKDD-22	205.00	66.00	69.00	3.00	7.65
		78.00	111.00	33.00	3.69
PKDD-23	97.00	25.00	34.00	9.00	0.82
		38.00	78.00	40.00	8.56
Incl.		57.00	73.00	16.00	16.94
		82.00	88.00	6.00	0.71
PKDD-24	185.5	No significant intersections
PKDD-25	138.1	53.00	63.50	10.50	1.30
		68.00	71.00	3.00	1.25
		114.00	127.00	13.00	1.33
Incl.		115.00	117.60	2.60	4.49

Ivor Jones from Snowden Mining Industry Consultants Pty Ltd visited the Pakrut Project in May 2006 to inspect the exploration project. A site visit report, submitted to Vassilios Carellas of Kryso, outlined the following sampling procedures performed by Kryso geologists. Drill core is cut utilising a diamond-impregnated matrix masonry saw and sampled in up to 1 meter intervals. Samples are sent to Kryso's laboratory in Dushanbe where they are placed in to an oven for 30 minutes to dry. The dried samples are crushed in a two-stage process with the crushers being cleaned by white quartz, brushed with a paint brush, and then cleaned with compressed air. The whole sample is then pulverised in batches (approximately 4 minutes per subsample) before being recombined for splitting using a rotary splitter. A 750 gram sample is then taken and pulverised for a further 4 minutes. A 250 gram and a 500 gram split are taken and bagged, the 250 gram sample is sent to the Kryso Assay Laboratory for a modified Aqua Regia-propane/butane burner analysis and the 500 gram sample is collected for independent assaying at SGS Lakefield in Johannesburg , South Africa for fire assay. Kryso diligently inserts Certified Reference Material pulps into the main sample stream to track laboratory performance.

Kryso has also recently received an exploration license for the Hukas nickel - copper prospect situated in central-eastern Tajikistan. The Hukas prospect was identified during the SE; surface outcrops and mineralisation intersected by core drilling indicated nickel, copper, cobalt and platinum group metals are present. A drill program is scheduled to commence in the second half of 2007.

President and CEO Ferdi Dippenaar said:

"The investment in Kryso is an excellent opportunity for Great Basin to gain entry into Central Asia, providing a platform for further expansion in this highly prospective region and the potential to increase the Company's mineral resources and subsequent production. The Kryso management have operated in Tajikistan for a number of years with local partners, and this will assist us in more readily adapting to the operating environment."

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada, USA, and the Witwatersrand Goldfield in South Africa. At the Burnstone Gold Project in South Africa, the Company is advancing the first of a two-stage development program, designed to take the Burnstone Project to production in two years. The current program, involving construction of a decline and taking a bulk sample, will be completed in approximately 14 months' time.

At the Hollister Property on the Carlin Trend in Nevada, USA, work is advancing on the Hollister Development Block Project. An underground exploration and development program is underway, designed to provide the necessary data for completion of a feasibility study for the project in the second quarter of 2007.

Gernot Wober, P.Geo., a qualified person and Exploration Manager of Great Basin Gold Ltd., is monitoring the Pakrut drilling program on behalf of Great Basin and has reviewed this news release. He has not been to the Pakrut Project Site and has not had the opportunity to review the drill core and data first hand. All information disseminated in this release is based on reports supplied to Great Basin by Kryso.

For further information on Kryso and its projects see www.kryso.com.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.